Filed Pursuant to Rule 424(b)(3)
Registration No. 333-273769

Prospectus Supplement No. 1
(to prospectus dated November 20, 2023)

SPYRE THERAPEUTICS, INC.

18,809,064 Shares

Common Stock

Offered by the Selling Stockholders

This prospectus supplement no. 1 is being filed to update and supplement information contained in the prospectus dated November 20, 2023 (the “Prospectus”) related to the proposed resale or other disposition by the selling stockholders named in the Prospectus (the “Selling Stockholders”) of up to 18,809,064 shares of our common stock, par value $0.0001 per share (“Common Stock”), including shares of Common Stock that were issued to the Selling Stockholders upon the conversion of our Series A Preferred Stock, par value $0.0001 per share, held by the Selling Stockholders par value $0.0001 per share, with the information contained in our Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2023 and November 28, 2023 (the “Reports”). Accordingly, we have attached the Reports to this prospectus supplement. Any document, exhibit or information contained in the Report that has been deemed furnished and not filed in accordance with Securities and Exchange Commission rules shall not be included in this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information therein and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is traded on The Nasdaq Capital Market under the symbol “SYRE”. On November 29, 2023, the last reported sale price for our Common Stock was $15.72 per share.

An investment in our securities involves a high degree of risk. You should carefully consider the information under the heading “Risk Factors” beginning on page 9 of the Prospectus and any applicable prospectus supplement.

We are a “smaller reporting company” as defined by Rule 12b-2 of the Exchange Act and are subject to reduced public company reporting requirements.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 30, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 21, 2023

AEGLEA BIOTHERAPEUTICS, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-37722	46-4312787
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

221 Crescent Street
Building 23
Suite 105
Waltham, Massachusetts	02453
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: 617 651-5940

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 Par Value Per Share	AGLE	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.03	Amendments to Certificate of Incorporation.

On November 21, 2023, Aeglea BioTherapeutics, Inc. (the “Company”) implemented an increase in the number of authorized shares of its common stock, par value $0.0001 per share (“Common Stock”), from 20,000,000 to 400,000,000 pursuant to a Certificate of Amendment to the Company’s Certificate of Incorporation, a copy of which is filed herewith as Exhibit 3.1.

Item 5.07	Submission of Matters to a Vote of Security Holders.

On November 21, 2023, the Company held a Special Meeting of Stockholders (the “Special Meeting”) at which holders of Common Stock as of the close of business on September 25, 2023 (the “Record Date”) were entitled to vote. On the Record Date, there were 4,048,687 shares of Common Stock issued and outstanding. At the Special Meeting, four proposals were submitted to the Company’s stockholders. The final voting results were as follows:

Proposal No. 1

The Company’s stockholders approved, for the purpose of complying with the applicable provisions of Nasdaq Listing Rule 5635(a), the issuance of up to 43,453,560 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), upon conversion of the Company’s Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), issued in June 2023.

For	Against	Abstain	Broker Non-Votes
2,457,804	17,677	529	507,572

The above voting results for Proposal No. 1 do not include the 517,809 shares of Common Stock that were issued in the Company’s acquisition of Spyre Therapeutics, Inc. that were not entitled to vote on Proposal No. 1 for purposes of Nasdaq rules. These 517,809 shares of Common Stock were voted in favor of Proposal No. 1 for purposes of adopting the proposal under Delaware law. However, to comply with applicable Nasdaq rules, the Company instructed the inspector of elections to conduct a separate tabulation, which is set forth above, that subtracted 517,809 shares from the total number of shares voted in favor of Proposal 1 for purposes of determining whether the proposal was also adopted under applicable Nasdaq rules.

Proposal No. 2

The Company’s stockholders approved the amendment and restatement of the Aeglea BioTherapeutics, Inc. 2016 Equity Incentive Plan.

For	Against	Abstain	Broker Non-Votes
2,244,907	748,367	545	507,572

Proposal No. 3

The Company’s stockholders adopted and approved an amendment to the Company’s Certificate of Incorporation, as amended and restated, to increase the number of authorized shares of the Common Stock from 20,000,000 to 400,000,000.

For	Against	Abstain	Broker Non-Votes
3,237,929	261,504	1,958	N/A

Proposal No. 4

The Company’s stockholders adopted and approved an adjournment or postponement of the Special Meeting, if necessary, to continue to solicit votes for Proposals 1, 2 and/or 3.

For	Against	Abstain	Broker Non-Votes
2,848,064	651,163	2,164	N/A

Item 7.01	Regulation FD Disclosure.

Following approval of Proposal No. 1, the Company had approximately 47.8 million shares of Common Stock issued and outstanding on a pro forma basis, which gives effect to the full conversion of the Series A Preferred Stock as of the date of the Special Meeting, without regard to beneficial ownership limitations that may limit the ability of certain holders of Series A Preferred Stock to convert such shares to Common Stock as such time, and assumes the exercise of all outstanding pre-funded warrants.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

3.1	Certificate of Amendment to the Restated Certificate of Incorporation of the Company, effective as of November 21, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AEGLEA BIOTHERAPEUTICS, INC.

Date: November 22, 2023	By:	/s/ Cameron Turtle
Cameron Turtle
Chief Executive Officer

Exhibit 3.1

SECOND CERTIFICATE OF AMENDMENT

OF THE

RESTATED CERTIFICATE OF INCORPORATION

OF

AEGLEA BIOTHERAPEUTICS, INC.

AEGLEA BIOTHERAPEUTICS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: The name of the corporation is Aeglea BioTherapeutics, Inc. (the “Corporation”).

SECOND: The Corporation was first formed on December 16, 2013 under the name Aeglea BioTherapeutics Holdings, LLC, a Delaware limited liability company. Aeglea BioTherapeutics Holdings, LLC converted into Aeglea BioTherapeutics, Inc. on March 10, 2015. The date of filing of the original Certificate of Incorporation of Aeglea BioTherapeutics, Inc. with the Secretary of State was March 10, 2015 under the name Aeglea BioTherapeutics, Inc.

THIRD: The Board of Directors (the “Board”) of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Certificate of Incorporation as follows:

Section 1 of Article IV of the Certificate of Incorporation, as presently in effect, of the Corporation is hereby amended and restated in its entirety as follows:

“1.    Total Authorized. The total number of shares of all classes of stock that the Corporation has authority to issue is Four Hundred and Ten Million (410,000,000) shares, consisting of two classes: Four Hundred Million (400,000,000) shares of Common Stock, $0.0001 par value per share (“Common Stock”), and Ten Million (10,000,000) shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).”

FOURTH: Thereafter, pursuant to a resolution by the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval in accordance with the provisions of Section 211 and 242 of the DGCL. Accordingly, said proposed amendment has been adopted in accordance with Section 242 of the DGCL.

In Witness Whereof, Aeglea BioTherapeutics, Inc. has caused this Certificate of Amendment to be signed by its duly authorized officer this 21st day of November, 2023.

Aeglea BioTherapeutics, Inc.

By:	/s/ Cameron Turtle
Name:	Cameron Turtle
Title:	Chief Operating Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 22, 2023

SPYRE THERAPEUTICS, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-37722	46-4312787
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

221 Crescent Street Building 23 Suite 105
Waltham, Massachusetts	02453
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: 617 651-5940

Aeglea BioTherapeutics, Inc.

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 Par Value Per Share	SYRE	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02            Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Chief Executive Officer Appointment

The Board of Directors (the “Board”) of Spyre Therapeutics, Inc., formerly known as Aeglea BioTherapeutics, Inc. (the “Company”), appointed Cameron Turtle, DPhil, as Chief Executive Officer of the Company, effective as of November 22, 2023.

Cameron Turtle, DPhil (Age 33). Dr. Turtle joined the Company as Chief Operating Officer in June 2023, and was appointed as Chief Executive Officer of the Company, effective as of November 22, 2023. Dr. Turtle is an experienced leader in building, financing, and shaping biopharma organizations from preclinical development to late-stage clinical trials and commercialization. Prior to joining the Company, Dr. Turtle was an advisor to Spyre Therapeutics, Inc. from May 2023 to June 2023. Previously, he served as Venture Partner at Foresite Labs, a life sciences investment firm, from July 2022 to May 2023; Chief Strategy Officer of BridgeBio Pharma (NASDAQ: BBIO), a biotechnology company, from January 2021 to April 2022; and Chief Business Officer of Eidos Therapeutics (NASDAQ: EIDX), a biopharmaceutical company, from November 2018 to January 2021, where he led business development, investor relations, and multiple operational functions as the company advanced an investigational medicine for a form of heart failure. Prior to joining BridgeBio and Eidos, he was a consultant at McKinsey & Company, where he worked with pharmaceutical and medical device companies on topics including M&A, growth strategy, clinical trial strategy, and sales force optimization. Dr. Turtle received his B.S. with honors in Bioengineering from the University of Washington and his D.Phil. in Cardiovascular Medicine from the University of Oxford, St. John’s College. He is the recipient of several awards, including a Rhodes Scholarship, Goldwater Scholarship, Forbes 30 Under 30, San Francisco Business Times 40 Under 40, and the Biocom Life Sciences Catalyst Award.

In connection with his appointment as Chief Executive Officer, Dr. Turtle entered into an amended and restated letter agreement with the Company and resigned from his role as Chief Operating Officer. Pursuant to the terms of his amended and restated letter agreement, Dr. Turtle is entitled to an annual base salary of $625,000 and an annual target bonus equal to 55% of his base salary. On November 22, 2023, Dr. Turtle was also awarded an option to purchase up to 374,000 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), under the Company’s 2016 Equity Incentive Plan, as amended (the “Plan”), with an exercise price of $10.39 per share, equal to the closing price of the Common Stock on the Nasdaq Stock Market (“Nasdaq”) on the date of grant, and a 10-year term. This option vests and becomes exercisable as to 25% on the first anniversary of the date of grant and in equal monthly installments thereafter through the fourth anniversary of the date of grant, subject to Dr. Turtle’s continued service to the Company through each applicable vesting date.

In the event Dr. Turtle’s employment is terminated by the Company without cause or he resigns for good reason (collectively, an “Involuntary Termination”), Dr. Turtle will, subject to the execution of a release in favor of the Company, receive: (i) severance payments equal to 12 months of base salary and any earned but unpaid annual bonus for the preceding year, (ii) up to 12 months of partially subsidized COBRA coverage, and (iii) accelerated vesting of any time-based equity awards scheduled to vest in the 12 months following such termination. However, if the Involuntary Termination is within three months before or 12 months after a change in control of the Company, Dr. Turtle will instead receive: (A) severance payments equal to 18 months of base salary, any earned but unpaid annual bonus for the preceding year, and the target annual bonus for the year of termination, (B) up to 18 months of fully subsidized COBRA continuation coverage, and (C) full acceleration of all equity awards.

The foregoing description of the amended and restated letter agreement is not complete and is qualified in its entirety by reference to the amended and restated letter agreement, a copy of which is filed herewith as Exhibit 10.1 and incorporated by reference herein.

Resignation of Directors

Effective as of November 22, 2023, Ivana Magovčević-Liebisch, Ph.D., J.D. and Hunter C. Smith, M.B.A. resigned from the Board. The resignations were not the result of any disagreements with the Company relating to the Company’s operations, policies or practices.

Appointment of Directors

In connection with Dr. Turtle’s appointment as Chief Executive Officer, he was also appointed as a Class I director, effective as of November 22, 2023. Dr. Turtle has no family relationship with any of the executive officers or directors of the Company. There are no arrangements or understandings between Dr. Turtle and any other person pursuant to which he was appointed as an officer and director of the Company. Dr. Turtle is not a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. Dr. Turtle does not receive any compensation for his service as a director.

Also effective as of November 22, 2023, Laurie Stelzer was appointed to the Board as a Class I director and Jeffrey Albers was appointed to the Board as a Class II director. In connection with their appointments to the Board, Ms. Stelzer was appointed as the chair of the audit committee and a member of the nominating and corporate governance committee, and Mr. Albers was appointed as a member of the audit committee and the compensation committee.

Laurie Stelzer (Age 56). Ms. Stelzer has served as Chief Financial Officer of ReNAgade Therapeutics, Inc., a biotechnology company focused on RNA therapeutics, since September 2023. Prior to joining ReNAgade, Ms. Stelzer served as Chief Financial Officer of Mirati Therapeutics, Inc. (Nasdaq: MRTX), a commercial-stage targeted oncology company (“Mirati”), from May 2022 to September 2023. Prior to joining Mirati Therapeutics, Ms. Stelzer served as Executive Vice President and Chief Financial Officer of Arena Pharmaceuticals, Inc. (acquired by Pfizer Inc.), a biopharmaceutical company, from March 2020 until the completion of Pfizer’s acquisition in March 2022. Prior to joining Arena Pharmaceuticals, Ms. Stelzer served as Chief Financial Officer at Halozyme Therapeutics, Inc. (Nasdaq: HALO), a biopharma technology platform company, from June 2015 to March 2020, where she led the Finance, Information Technology, Business Development, Project Management and Site Operations organizations. Prior to joining Halozyme Therapeutics, Ms. Stelzer held senior management roles at Shire Plc (acquired by Takeda Pharmaceutical), including Senior Vice President of Finance, Division Chief Financial Officer for the Regenerative Medicine Division and Head of Investor Relations. Previously, she also worked at Amgen, Inc. (Nasdaq: AMGN), a global biopharmaceutical company, for 15 years, serving in positions of increasing responsibility in the areas of Finance, Treasury, Global Accounting and International/Emerging Markets. Ms. Stelzer has served as a member of the board of directors of PMV Pharmaceuticals, Inc. (Nasdaq: PMVP), a precision oncology company, since 2020, Surface Oncology, Inc. (Nasdaq: SURF), a clinical-stage immuno-oncology company, from 2018 until its acquisition by Coherus in September 2023 and Longboard Pharmaceuticals, a clinical-stage neurology company from 2020 to 2021. Ms. Stelzer received her B.S. in Accounting from Arizona State University and her M.B.A. from University of California, Los Angeles, Anderson School of Management.

Jeffrey W. Albers (Age 52). Mr. Albers has over 25 years of experience working in the biopharmaceutical industry and bringing important new medicines to patients with cancer and rare diseases. He is currently Chairman of Blueprint Medicines Corporation (Nasdaq: BPMC), a global precision therapy company, since January 2023, and Venture Partner at Atlas Venture, a venture capital firm focused on investment in biotechnology companies, since January 2023. Mr. Albers served as Chief Executive Officer, President and Chairman of Blueprint Medicines from June 2021 to April 2022, Executive Chairman from April 2022 to December 2022 and as Chief Executive Officer, President and Director from July 2014 to June 2021. Prior to joining Blueprint Medicines in July 2014, Mr. Albers was President of Algeta ASA, a Norwegian biotechnology company from January 2012 to April 2014, where he oversaw the commercial and business functions. Prior to Algeta ASA, from July 2005 to November 2011, Mr. Albers was at Genzyme Corporation, a biotechnology company that is now a wholly-owned subsidiary of Sanofi S.A., most recently as Vice President of the U.S. hematology and oncology business unit. In addition to Blueprint Medicines, Mr. Albers serves on the board of directors of Kymera Therapeutics, Inc. (Nasdaq: KYMR) and several private companies. Mr. Albers received a B.S. from Indiana University and an M.B.A. and a J.D. from Georgetown University.

In connection with their appointments as directors, each of Ms. Stelzer and Mr. Albers will receive cash compensation as set forth in the Company’s non-employee director cash and equity compensation program (the “Program”) and an option to purchase 50,000 shares of Common Stock under the Plan in accordance with the Program, with an exercise price per share equal to the closing price of the Common Stock on the Nasdaq on the date of grant, and a 10-year term. These options will vest and become exercisable in 36 equal monthly installments beginning on the date of each grant until such time as the options are 100% vested, subject to each of Ms. Stelzer’s and Mr. Albers’ continued service to the Company through each applicable vesting date. There are no family relationships between Ms. Stelzer, Mr. Albers and any of the executive officers or directors of the Company. There are no arrangements or understandings between Ms. Stelzer or Mr. Albers and any other person pursuant to which he or she was appointed as a director of the Company. Sessions LLC, an investment company of which Mr. Albers is a managing director and owns 10% or more of the equity interest in or otherwise exercises significant influence over, purchased 859 shares of the Company’s Series A preferred stock for an aggregate purchase price of approximately $250,000 in a private placement that closed on June 26, 2023 (the “PIPE”) on substantially the same terms as the other investors in the PIPE. Other than as disclosed above, neither of Ms. Stelzer or Mr. Albers is a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Indemnification Agreements

In connection with their appointments as directors, each of Ms. Stelzer and Mr. Albers will enter into the Company’s standard form of indemnification agreement, a copy of which was filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-37722) filed with the Securities and Exchange Commission on August 9, 2018.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On November 27, 2023, the Company filed an amended and restated Certificate of Incorporation (“Amended and Restated Certificate of Incorporation”) with the Secretary of State of the State of Delaware to change the name of the Company from “Aeglea BioTherapeutics, Inc.” to “Spyre Therapeutics, Inc.” (the “Name Change”) and to reflect all certificates of amendment to the Company’s Restated Certificate of Incorporation to date. The Name Change and the Amended and Restated Certificate of Incorporation became effective at 12:01 a.m. Eastern Time on November 28, 2023.

The Board approved the Name Change pursuant to Section 242 of the General Corporation Law of the State of Delaware. The Name Change does not affect the rights of the Company’s stockholders. In connection with the Name Change, the Board also approved the Amended and Restated Certificate of Incorporation, effective as of November 28, 2023. A copy of the Amended and Restated Certificate of Incorporation is attached hereto as Exhibit 3.1 and incorporated herein by reference.

The Company’s Common Stock will continue to be quoted on The Nasdaq Capital Market, but beginning with the opening of trading on November 28, 2023, trading is expected to be under the new symbol “SYRE” (the “Symbol Change”). Following the Name Change, existing stock certificates, which reflect the Company’s prior corporate name, will continue to be valid. Certificates reflecting the new corporate name will be issued in due course as old stock certificates are tendered for exchange or transfer to the Company’s transfer agent.

Item 7.01	Regulation FD Disclosure.

On November 27, 2023, the Company issued a press release announcing the Name Change, the Symbol Change and the CEO and director appointments, a copy of which press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

In accordance with General Instruction B.2 of Form 8-K, the information under this item, including Exhibit 99.1, shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing. This report will not be deemed an admission as to the materiality of any information required to be disclosed solely to satisfy the requirements of Regulation FD.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation of the Company, effective as of November 28, 2023.

10.1	Amended and restated letter agreement by and between the Company and Cameron Turtle, dated as of November 22, 2023.

99.1	Press Release, dated November 27, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPYRE THERAPEUTICS, INC.

Date: November 28, 2023	By:	/s/ Cameron Turtle
Cameron Turtle
Chief Executive Officer

Exhibit 3.1

AEGLEA BIOTHERAPEUTICS, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Aeglea BioTherapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

1. The current name of the Corporation is Aeglea BioTherapeutics, Inc. The Corporation was first formed on December 16, 2013 under the name Aeglea BioTherapeutics Holdings, LLC, a Delaware limited liability company. Aeglea BioTherapeutics Holdings, LLC converted into Aeglea BioTherapeutics, Inc. on March 10, 2015. The date of filing of the original Certificate of Incorporation of Aeglea BioTherapeutics, Inc. with the Secretary of State was March 10, 2015 under the name Aeglea BioTherapeutics, Inc.

2. The Amended and Restated Certificate of Incorporation of the Corporation attached hereto as Exhibit “A”, which is incorporated herein by this reference, only restates and integrates and does not further amend (except to change the name of the Corporation as permitted under Sections 242(a)(1) and 242(d)(1)(A) of the General Corporation Law) the provisions of the Restated Certificate of Incorporation of the Corporation as theretofore amended or supplemented and there is no discrepancy between those provisions and the provisions of the Amended and Restated Certificate of Incorporation,

3. The Amended and Restated Certificate of Incorporation has been duly adopted by the Board of Directors of the Corporation in accordance with Sections 242 and 245 of the Delaware General Corporation Law.

4. This Amended and Restated Certificate of Incorporation shall become effective on November 28, 2023 at 12:01 a.m. Eastern Time.

IN WITNESS WHEREOF, this Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of this Corporation on this 27th day of November, 2023.

By:	/s/ Cameron Turtle
Cameron Turtle
Chief Executive Officer

EXHIBIT “A”

SPYRE THERAPEUTICS, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME

The name of the corporation is Spyre Therapeutics, Inc. (the “Corporation”).

ARTICLE II: AGENT FOR SERVICE OF PROCESS

The address of the Corporation’s registered office in the State of Delaware is 1521 Concord Pike Suite 201, City of Wilmington, County of New Castle, Delaware 19803. The name of the registered agent of the Corporation at that address is Corporate Creations Network Inc.

ARTICLE III: PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV: AUTHORIZED STOCK

1. Total Authorized. The total number of shares of all classes of stock that the Corporation has authority to issue is Four Hundred and Ten Million (410,000,000) shares, consisting of two classes: Four Hundred Million (400,000,000) shares of Common Stock, $0.0001 par value per share (“Common Stock”), and Ten Million (10,000,000) shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).

2. Designation of Additional Series.

2.1. The Board of Directors of the Corporation (the “Board”) is authorized, subject to any limitations prescribed by the law of the State of Delaware, to provide for the issuance of the shares of Preferred Stock in one or more series, and, by filing a Certificate of Designation pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, to fix the designation, vesting, powers, preferences and relative, participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of two-thirds of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, without a vote of the holders of the Preferred Stock, unless a vote of any other holders is required pursuant to a Certificate or Certificates establishing a series of Preferred Stock; provided, that if two-thirds of the Whole Board has approved such increase or decrease of the number of authorized shares of Preferred Stock, then only the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a vote of the holders of the Preferred Stock (unless a vote of any other holders is required pursuant to a Certificate or Certificates establishing a series of Preferred Stock), shall be required to effect such increase or decrease. For purposes of this Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

2

2.2 Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this Article IV, any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock or any future class or series of Preferred Stock or Common Stock.

2.3 Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock).

ARTICLE V: AMENDMENT OF BYLAWS

The Board shall have the power to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board shall require the approval of a majority of the Whole Board. For purposes of this Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation (including any Preferred Stock issued pursuant to a Certificate of Designation), the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws; provided further, that if two-thirds of the Whole Board has approved such adoption, amendment or repeal of any provisions of the Bylaws, then only the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws.

ARTICLE VI: MATTERS RELATING TO THE BOARD OF DIRECTORS

1. Director Powers. The conduct of the affairs of the Corporation shall be managed by or under the direction of the Board. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

2. Number of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by resolution adopted by a majority of the Whole Board.

3. Classified Board. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided, with respect to the time for which they severally hold office, into three classes designated as Class I, Class II and Class III, respectively (the “Classified Board”). The Board may assign members of the Board already in office to the Classified Board, which assignments shall become effective at the same time the Classified Board becomes effective. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board, with the number of directors in each class to be divided as nearly equal as reasonably possible. The initial term of office of the Class I directors shall expire at the Corporation’s first annual meeting of stockholders following the closing of the Corporation’s initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, relating to the offer and

3

sale of Common Stock to the public (the “Initial Public Offering”), the initial term of office of the Class II directors shall expire at the Corporation’s second annual meeting of stockholders following the closing of the Initial Public Offering and the initial term of office of the Class III directors shall expire at the Corporation’s third annual meeting of stockholders following the closing of the Initial Public Offering. At each annual meeting of stockholders following the closing of the Initial Public Offering, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

4. Term and Removal. Each director shall hold office until such director’s successor is elected and qualified, or until such director’s earlier death, resignation or removal. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission permitted in the Corporation’s Bylaws. Subject to the rights of the holders of any series of Preferred Stock, no director may be removed except for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding shares of capital stock of the Corporation then entitled to vote at an election of directors voting together as a single class. In the event of any increase or decrease in the authorized number of directors, (a) each director then serving as such shall nevertheless continue as a director of the class of which he or she is a member and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the classes of directors so as to ensure that no one class has more than one director more than any other class. To the extent possible, consistent with the foregoing rule, any newly created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such allocation, and any newly eliminated directorships shall be subtracted from those classes whose terms of office are to expire at the earliest dates following such allocation, unless otherwise provided from time to time by resolution adopted by the Board. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

5. Board Vacancies. Subject to the rights of the holders of any series of Preferred Stock, any vacancy occurring in the Board for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall, unless (a) the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been assigned expires or until such director’s successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal.

6. Vote by Ballot. Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VII: DIRECTOR LIABILITY

1. Limitation of Liability. To the fullest extent permitted by law, no director of the Corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

2. Change in Rights. Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

4

ARTICLE VIII: MATTERS RELATING TO STOCKHOLDERS

1. No Action by Written Consent of Stockholders. Subject to the rights of any series of Preferred Stock, no action shall be taken by the stockholders of the Corporation except at a duly called annual or special meeting of stockholders and no action shall be taken by the stockholders by written consent.

2. Special Meeting of Stockholders. Special meetings of the stockholders of the Corporation may be called only by the Chairperson of the Board, the Chief Executive Officer, the President or the Board acting pursuant to a resolution adopted by a majority of the Whole Board.

3. Advance Notice of Stockholder Nominations and Business Transacted at Special Meetings. Advance notice of stockholder nominations for the election of directors of the Corporation and of business to be brought by stockholders before any meeting of stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation. Business transacted at special meetings of stockholders shall be confined to the purpose or purposes stated in the notice of meeting.

ARTICLE IX: CHOICE OF FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article IX shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article IX (including, without limitation, each portion of any sentence of this Article IX containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

ARTICLE X: AMENDMENT OF CERTIFICATE OF INCORPORATION

If any provision of this Certificate of Incorporation becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Certificate of Incorporation, and the court will replace such illegal, void or unenforceable provision of this Certificate of Incorporation with a valid and enforceable provision that most accurately reflects the Corporation’s intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Certificate of Incorporation shall be enforceable in accordance with its terms.

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Certificate of

5

Incorporation, the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal any provision of this Certificate of Incorporation; provided, further, that if two-thirds of the Whole Board has approved such amendment or repeal of any provisions of this Certificate of Incorporation, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal such provisions of this Certificate of Incorporation.

* * * * * * * * * * *

6

Exhibit 10.1

November 22, 2023

Cameron Turtle

Re: Amended and Restated Employment Letter Agreement

Dear Cameron:

On behalf of Aeglea BioTherapeutics, Inc. (the “Company”), I am very pleased to offer you a position as Chief Executive Officer of the Company (the “Role”) pursuant to this letter agreement (the “Agreement”), provided you accept such offer as indicated by your signature below, to be effective November 22, 2023 (the “Effective Date”). This Agreement amends and restates that certain letter agreement date June 22, 2023.

1. Position. While serving in the Role, you will report to the Board of Directors of the Company (the “Board”). You will have such duties, authorities, and responsibilities as are customarily associated with the Role. This is a full-time employment position. It is understood and agreed that you will not engage in any other employment, consulting or other business activities (whether full-time or part-time), except as expressly authorized in writing by the Company. Notwithstanding the foregoing, you may engage in religious, charitable and other community activities so long as such activities do not unreasonably interfere or conflict with your obligations to the Company.

2. Base Salary. Upon and following the Effective Date, as cash compensation for your services, the Company will pay you an initial base salary of $625,000 per year, payable in accordance with the Company’s standard payroll schedule and subject to applicable deductions and withholdings. Your base salary will be subject to periodic review and potential adjustment in the Company’s discretion. Your base salary in effect at any given time is referred to herein as the “Base Salary.”

3. Annual Bonus. You will continue to be eligible to receive an annual performance bonus targeted at 55% of your Base Salary. The target annual bonus in effect at any given time is referred to herein as “Target Bonus.” Your 2023 annual bonus will be prorated based on your period of employment with the Company. The actual bonus amount is discretionary and may be subject to achievement of performance targets established by the Company for such year. To earn an annual bonus, you must be (except as otherwise provided herein) employed by the Company as of the payment date of such bonus. Any annual bonus will be paid no later than March 15th of the calendar year following the calendar year to which such bonus relates.

4. Equity Grant. Subject to approval by the Board or the Compensation Committee of the Board, as soon as practicable following the Effective Date, the Company will grant you stock options to purchase 374,000 shares of the Company’s common stock with an exercise price equal to the fair market value of the underlying shares on the date of grant as determined by the Board or the Compensation Committee of the Board (the “Options”). The Options will vest over a four year period following your grant date, with 25% of the Options vesting on the first anniversary of the grant date, and the remainder vesting in 36 equal monthly installments on each monthly anniversary thereafter, in each case, subject to your continued services with the Company through the applicable vesting dates. The Options will be governed by the terms of the related award agreements, the Company’s 2016 Equity Incentive Plan and the terms and conditions approved by the Board or the Compensation Committee of the Board.

5. Benefits/Paid Time Off. You will continue to be eligible, subject to the terms of the applicable plans and programs, to participate in the employee benefits and insurance programs generally made available to the Company’s full-time employees. Details of such benefits programs, including applicable employee contributions and waiting periods, if applicable, will be made available to you when such benefit(s) become available. You will be entitled to paid time off consistent with the terms of the Company’s paid time off policy, as in effect from time to time. The Company reserves the right to modify, limit, amend or cancel any of its benefits plans or programs at any time.

6. Expense Reimbursement. The Company will reimburse you for all reasonable and necessary expenses incurred by you in connection with performing your duties as an employee of the Company and that are pre-approved by the Company, provided that you comply with any Company policy or practice on submitting, accounting for and documenting such expenses.

7. Location. Your primary work location will be remotely in Washington, provided that you may be required to engage in reasonable travel for business, consistent with the Company’s business needs. You may change your remote work location with prior written notice to and approval from the Company.

8. At-Will Employment; Date of Termination. At all times, your employment with the Company is “at will,” meaning you or the Company may terminate it at any time for any or no reason, subject to the terms of this Agreement. Although your job duties, title, reporting structure, compensation and benefits, as well as the Company’s benefit plans and personnel policies and procedures, may change from time to time (subject to the terms of this Agreement), the “at will” nature of your employment may only be changed in an express written agreement signed by you and an authorized officer of the Company. Your last day of employment for any reason is referred to herein as the “Date of Termination.” In the event that you elect to end your employment other than for Good Reason, the Company requires you to provide at least 30 days’ advance written notice to the Company; and in the event that the Company terminates you without “Cause”, you shall be given at least 30 days advance written notice by the Company. Notwithstanding the foregoing, the Company may unilaterally accelerate the Date of Termination, and such acceleration shall not result in a termination without Cause by the Company for purposes of this Agreement.

To the extent applicable, you shall be deemed to have resigned from all officer and board member positions that you hold with the Company or any of its respective subsidiaries and affiliates upon the termination of your employment for any reason. You shall execute any documents in reasonable form as may be requested to confirm or effectuate any such resignations.

9. Accrued Obligations. In the event of the ending of your employment for any reason, the Company shall pay you (i) your Base Salary and, if applicable, any accrued but unused vacation, through the Date of Termination, and (ii) the amount of any documented expenses properly incurred by you on behalf of the Company prior to any such termination and not yet reimbursed (the “Accrued Obligations”).

10. Severance Pay and Benefits Outside of the Change in Control Period. As explained below, under certain circumstances you will be entitled to severance equal to the Severance Amount (as defined below), accelerated vesting of a portion of your unvested equity awards, plus continued employee benefits pursuant to COBRA (as defined below):

In the event that the Company terminates your employment without Cause or you terminate your employment with Good Reason, in either case, outside of the Change in Control Period (as such capitalized terms are defined in Appendix A), then, in addition to the Accrued Obligations, and subject to (i) your execution and non-revocation of a separation agreement and release in a form acceptable to the Company, which shall include a general release of claims against the Company and all related persons and entities and a reaffirmation of the Continuing Obligations (as defined below) and shall provide that if you breach the Continuing Obligations, all payments of the Severance Amount (as defined below) shall immediately cease (the “Separation Agreement and Release”), and (ii) the Separation Agreement and Release becoming irrevocable, all within 60 days after the Date of Termination (or such shorter period as set forth in the Separation Agreement and Release), which shall include a seven (7) day revocation period:

(a)

The Company shall pay you an amount equal to 12 months of your Base Salary plus any bonus earned but unpaid for the year immediately prior to the year of termination (such salary and bonus together, the “Severance Amount”).

(b)

Notwithstanding anything to the contrary in any applicable equity-based award agreement or plan, the unvested portion of your then outstanding equity-based awards subject to time-based vesting (the “Time-Based Equity Awards”) that would have vested within the 12-month period following the Termination Date shall immediately accelerate and become vested or nonforfeitable as of the later of (i) the Date of Termination or (ii) the effective date of the Separation Agreement and Release (such later date being the “Accelerated Vesting Date”);

and provided further that any termination or forfeiture of the unvested portion of such Time-Based Equity Awards that would otherwise occur on the Date of Termination in the absence of this Agreement will be delayed until the effective date of the Separation Agreement and Release and will only occur if the vesting pursuant to this subsection does not occur due to the absence of the Separation Agreement and Release becoming fully effective within the time period set forth therein. Notwithstanding the foregoing, no additional vesting of the Time-Based Equity Awards shall occur during the period between the Date of Termination and the Accelerated Vesting Date.

(c)

Subject to your copayment of premium amounts at the applicable active employees’ rate and your proper election to receive benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company shall pay to the group health plan provider(s), the COBRA provider or you a monthly payment equal to the monthly employer contribution that the Company would have made to provide health insurance to you if you had remained employed by the Company until the earliest of (A) the 12-month anniversary of the Date of Termination; (B) your eligibility for group health plan benefits under any other employer’s group health plan; or (C) the cessation of your continuation rights under COBRA; provided, however, that if the Company reasonably determines that it cannot pay such amounts to the group health plan provider(s) or the COBRA provider (if applicable) without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then the Company shall convert such payments to payroll payments directly to you for the time period specified above. Such payments, if to you, shall be subject to tax-related deductions and withholdings and paid on the Company’s regular payroll dates.

The amounts payable under Section 10(a) and (c), to the extent taxable, shall be paid out in substantially equal installments in accordance with the Company’s payroll practice over 12 months commencing within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the Severance Amount, to the extent it qualifies as “non-qualified deferred compensation” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), shall begin to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2).

Notwithstanding anything to the contrary in this Agreement, for the avoidance of doubt:

(i)

if your employment ends for as a result of a termination by the Company for Cause or a resignation by you without Good Reason, you will be entitled to the Accrued Obligations and will not be entitled to any further compensation from the Company; and

(ii)

if your employment ends due to your death or Disability, you will receive (i) the Accrued Obligations and (ii) all outstanding Time-Based Equity Awards shall immediately accelerate and become vested or nonforfeitable as of the Date of Termination, but will not be eligible for any other severance pay or benefits, whether pursuant to Section 10, Section 11 or otherwise.

11. Severance Pay and Benefits Within the Change in Control Period. In the event that the Company terminates your employment without Cause or you resign for Good Reason, in each case within the Change in Control Period, then, in addition to you being entitled to the Accrued Obligations, and subject to your execution and non-revocation of the Separation Agreement and Release and it becoming fully effective, all within 60 days after the Date of Termination (or such shorter period as set forth in the Separation Agreement and Release), which shall include a seven-day revocation period:

(a)

The Company shall pay you an amount equal (i) to 18 months of your Base Salary, plus (ii) any bonus earned but unpaid for the year immediately prior to the year of termination, plus (iii) your Target Bonus for the year in which the termination occurs (in each case, calculated by reference to your Base Salary rate as in effect immediately prior to your termination, but without giving effect to any prior reduction in Base Salary by the Company which would give rise to your right to resign for Good Reason) (such salary and bonuses together, the “CIC Severance Amount”).

(b)

Notwithstanding anything to the contrary in any applicable equity-based award agreement or plan, all of the unvested Time-Based Equity Awards shall immediately accelerate and become vested or nonforfeitable as of the Accelerated Vesting Date.

(c)

All of your outstanding equity-based awards subject to performance-based vesting (the “Performance-Based Equity Awards”) shall immediately accelerate and become vested or nonforfeitable as of the Accelerated Vesting Date with the performance criteria being deemed to have been met based on the greater of target or, if determinable, actual performance; provided, however, that the applicable award agreement for any Performance-Based Equity Award may provide for alternative treatment upon a termination covered by this Section 11.

(d)

The Company shall pay to the group health plan provider(s), the COBRA provider or you a monthly payment equal to the monthly COBRA continuation premiums until the earliest of (A) the 18-month anniversary of the Date of Termination; (B) your eligibility for group health plan benefits under any other employer’s group health plan; or (C) the cessation of your continuation rights under COBRA; provided, however, that if the Company reasonably determines that it cannot pay such amounts to the group health plan provider(s) or the COBRA provider (if applicable) without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then the Company shall convert such payments to payroll payments directly to you for the time period specified above. Such payments, if to you, shall be subject to tax-related deductions and withholdings and paid on the Company’s regular payroll dates.

The amounts payable under Section 11(a) and (d), to the extent taxable, shall be paid out in substantially equal installments in accordance with the Company’s payroll practice over 18 months commencing within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the Severance Amount, to the extent it qualifies as “non-qualified deferred compensation” within the meaning of Section 409A of the Code, shall begin to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2).

For the avoidance of doubt, Section 10 and Section 11 of this Agreement are mutually exclusive and in no event shall you be entitled to payments or benefits pursuant to both Section 10 and Section 11 of this Agreement.

12. Continuing Obligations.

(a)

EIACN Agreement. You have previously entered into an Employee Invention Assignment, Confidentiality and Non-Competition Agreement (the “EIACN Agreement”). For purposes of this Agreement, the obligations in this Section 12 and those that arise in the EIACN Agreement and any other agreement relating to confidentiality, assignment of inventions, or other restrictive covenants shall collectively be referred to as the “Continuing Obligations.”

(b)

Third Party Agreements and Rights. You hereby confirm that you are not bound by the terms of any agreement with any previous employer or other party which would prevent you from performing your obligations hereunder. You represent to the Company that your execution of this Agreement, your employment with the Company and the performance of your proposed duties for the Company will not violate any obligations you may have to any such previous employer or other party. In your work for the Company, you will not disclose or make use of any information in violation of any agreements with or rights of any such previous employer or other party, and you will not bring to the premises of the Company any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment or other party.

(c)

Litigation and Regulatory Cooperation. You shall cooperate fully with the Company in (i) the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired while you were engaged or employed by the Company, and (ii) the investigation, whether internal or external, of any matters about which the Company believes you may have knowledge or information. Your full cooperation in connection with such claims, actions or investigations shall include, but not be limited to, being reasonably available to meet with counsel to answer questions or to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after your engagement and employment, you also shall cooperate fully with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while you were employed by the Company. The Company shall reimburse you for any reasonable out-of-pocket expenses incurred in connection with your performance of obligations pursuant to this Section 12(c).

(d)

Relief. You agree that it would be difficult to measure any damages caused to the Company which might result from your breach of any of the Continuing Obligations, and that in any event money damages would be an inadequate remedy for any such breach. Accordingly, you agree that if you breach, or propose to breach, any portion of the Continuing Obligations, the Company shall be entitled, in addition to all other remedies that it may have, to seek an injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to the Company.

13. Golden Parachute Taxes.

(a)

Best After-Tax Result. In the event that any payment or benefit received or to be received by you pursuant to this Agreement or otherwise (“Payments”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code and (ii) but for this subsection (a), be subject to the excise tax imposed by

Section 4999 of the Code, any successor provisions, or any comparable federal, state, local or foreign excise tax (“Excise Tax”), then, subject to the provisions of Section 14, such Payments shall be either (A) provided in full pursuant to the terms of this Agreement or any other applicable agreement, or (B) provided as to such lesser extent which would result in the Payments being $1.00 less than the amount at which any portion of the Payments would be subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state, local and foreign income, employment and other taxes and the Excise Tax (including, without limitation, any interest or penalties on such taxes), results in the receipt, on an after-tax basis, of the greatest amount of payments and benefits provided for hereunder or otherwise, notwithstanding that all or some portion of such Payments may be subject to the Excise Tax. Unless the Company and you otherwise agree in writing, any determination required under this Section shall be made by independent tax counsel designated by the Company and reasonably acceptable to you (“Independent Tax Counsel”), whose determination shall be conclusive and binding upon you and the Company for all purposes. For purposes of making the calculations required under this Section, Independent Tax Counsel may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code; provided that Independent Tax Counsel shall assume that you pay all taxes at the highest marginal rate. The Company and you shall furnish to Independent Tax Counsel such information and documents as Independent Tax Counsel may reasonably request in order to make a determination under this Section. The Company shall bear all costs that Independent Tax Counsel may reasonably incur in connection with any calculations contemplated by this Section. In the event that Section 13(a)(ii)(B) above applies, then based on the information provided to you and the Company by Independent Tax Counsel, the cutback described hereunder will apply as to compensation not subject to Section 409A of the Code prior to compensation subject to Section 409A of the Code and will otherwise apply on a reverse chronological basis from payments latest in time. If the Internal Revenue Service (the “IRS”) determines that any Payment is subject to the Excise Tax, then Section 13(b) hereof shall apply, and the enforcement of Section 13(b) shall be the exclusive remedy to the Company.

(b)

Adjustments. If, notwithstanding any reduction described in Section 13(a) hereof (or in the absence of any such reduction), the IRS determines that you are liable for the Excise Tax as a result of the receipt of one or more Payments, then you shall be obligated to surrender or pay back to the Company within one-hundred 120 days after a final IRS determination, an amount of such payments or benefits equal to the “Repayment Amount.” The Repayment Amount with respect to such

Payments shall be the smallest such amount, if any, as shall be required to be surrendered or paid to the Company so that your net proceeds with respect to such Payments (after taking into account the payment of the Excise Tax imposed on such Payments) shall be maximized. Notwithstanding the foregoing, the Repayment Amount with respect to such Payments shall be zero if a Repayment Amount of more than zero would not eliminate the Excise Tax imposed on such Payments or if a Repayment Amount of more than zero would not maximize the net amount received from the Payments. If the Excise Tax is not eliminated pursuant to this Section 13(b), you shall pay the Excise Tax.

14. Section 409A.

(a)

Anything in this Agreement to the contrary notwithstanding, if at the time of your separation from service within the meaning of Section 409A of the Code, the Company determines that you are a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that you become entitled to under this Agreement or otherwise on account of your separation from service would be considered deferred compensation otherwise subject to the additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after your separation from service, or (B) your death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision (without interest), and the balance of the installments shall be payable in accordance with their original schedule.

(b)

All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by you during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses). Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(c)

To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the termination of your employment, then such payments or benefits shall be payable only upon your “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-l(h).

(d)

The parties intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(e)

The Company makes no representation or warranty and shall have no liability to you or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

15. Withholding; Tax Effect. All forms of compensation referred to in this Agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. You hereby acknowledge that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or the Board related to tax liabilities arising from your compensation.

16. Recoupment. Amounts paid or payable under this Agreement shall be subject to the provisions of any applicable clawback or recoupment policies or procedures adopted by the Company, which clawback or recoupment policies may provide for forfeiture and/or recoupment of amounts paid or payable under this Agreement. No forfeiture or recoupment under such policies or procedures will give rise to a right to resign for Good Reason or under any agreement between you and the Company.

17. Interpretation and Enforcement. This Agreement, together with Appendix A and the EIACN Agreement, constitute the complete agreement between you and the Company, contains all of the terms of your employment with the Company. The terms of this Agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this Agreement or arising out of, related to, or in any way connected with this Agreement, your employment with the Company or any other relationship between you and the Company (the “Disputes”) will be governed by federal law to the extent applicable and otherwise by Washington law, excluding laws relating to conflicts or choice of law and excluding Disputes arising in connection with any equity incentive plan, which shall be governed by the terms of the applicable equity incentive plan. You and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in the State of Washington in connection with any Dispute or any claim related to any Dispute, except for Disputes arising under any equity incentive plan.

18. Assignment. Neither you nor the Company may make any assignment of this Agreement or any interest in it, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights and obligations under this Agreement without your consent to any affiliate or to any person or entity with whom the Company shall hereafter effect a reorganization, consolidate with, or merge into or to whom it transfers all or substantially all of its properties or assets; provided further, that if you remain employed or become employed by the Company, the purchaser or any of their affiliates in connection with any such transaction, then you shall not be entitled to any payments, benefits or vesting pursuant to Section 10 or pursuant to Section 11 of this Agreement solely as a result of such transaction. This Agreement shall inure to the benefit of and be binding upon you and the Company, and each of your and its respective successors, executors, administrators, heirs and permitted assigns.

19. Waiver; Amendment. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach. This Agreement may be amended or modified only by a written instrument signed by you and by a duly authorized representative of the Company.

20. Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

21. Conditions. You must submit satisfactory proof of your identity, successfully complete a criminal background check, which you hereby expressly authorize by your execution of this Agreement, and provide documentation of your legal authorization to work in the United States on or prior to the Effective Date.

22. Employee Representations. It is the policy of the Company not to solicit or accept proprietary information and / or trade secrets of other companies or third parties. If you have or have had access to trade secrets or other confidential, proprietary information from your former employer or another third party, the use of such information in performing your duties at the Company is prohibited. This may include, but is not limited to, confidential or proprietary information in the form of documents, magnetic media, software, customer lists, and business plans or strategies.

In making this employment offer, the Company has relied on your representation that: (a) you are not currently a party to any agreement that would restrict your ability to accept this offer or to perform services for the Company; (b) you are not subject to any noncompetition or non-solicitation agreement or other restrictive covenants that might restrict your employment by the Company as contemplated by this offer; (c) you have the full right, power and authority to execute and deliver the Agreement and to perform all of your obligations thereunder; and (d) you will not bring with you to the Company or use in the performance of your responsibilities at the Company any materials, documents or work product of a former employer or other third party that are not generally available to the public, unless you have obtained written authorization from such former employer or third party for their possession and use and have provided the Company with a copy of same.

23. Other Terms. The provisions of this Agreement shall survive the termination of this Agreement and/or the termination of your employment to the extent necessary to effectuate the terms contained herein. The headings and other captions in this Agreement are for convenience and reference only and shall not be used in interpreting, construing or enforcing any of the provisions of this Agreement. This Agreement may be executed in separate counterparts. When both counterparts are signed, they shall be treated together as one and the same document. PDF copies of signed counterparts shall be equally effective as originals.

I look forward to working with you to make the Company a great success.

Sincerely,

/s/ Scott Burrows
Name: Scott Burrows
Title: Chief Financial Officer

Accepted and acknowledged:

/s/ Cameron Turtle
Cameron Turtle

Date: November 22, 2023

Appendix A

1. “Cause” shall mean (i) your dishonest statements or acts with respect to the Company or any affiliate of the Company, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business that results in or is reasonably anticipated to result in material harm to the Company; (ii) your conviction or plea of no contest to: (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) your failure to perform in all material respects your lawful assigned duties and responsibilities to the reasonable satisfaction of the Board, which failure continues, in the reasonable judgment of the Board, for 30 days after written notice given to you describing such failure; (iv) your gross negligence, willful misconduct that results in or is reasonably anticipated to result in material harm to the Company; or (v) your violation of any material provision of any agreement(s) between you and the Company or any written Company policies including, without limitation, agreements relating to non-solicitation, non-disclosure and/or assignment of inventions or policies related to ethics or workplace conduct.

2. “Change in Control” shall have the meaning provided for the term “Corporate Transaction” under the Company’s 2016 Equity Incentive Plan (or the meaning provided to any word of similar import under any successor plan).

3. “Change in Control Period” shall mean the period commencing three months prior to the first event constituting a Change in Control and ending 12 months following the first event constituting a Change in Control.

4. “Disability” shall mean a permanent and total disability as defined in Section 22(e) (3) of the Code.

5. “Good Reason” shall mean that you have complied with the Good Reason Process (hereinafter defined) following the occurrence, without your written consent, of any of the following events: (i) a material diminution in your base salary or Target Bonus except for across-the-board salary and target bonus reductions of no more than 10% based on the Company’s financial performance similarly affecting all or substantially all senior management employees of the Company; (ii) a material change in the geographic location at which you are required to provide services to the Company or a requirement that you change your remote location from your then-current residence; (iii) a material reduction in your duties, authority or responsibilities; (iv) the failure of the Company to obtain the assumption of this Agreement by a successor; or (v) the material breach of this Agreement (or any other agreements with you) by the Company.

6. “Good Reason Process” shall mean that (i) you reasonably determine in good faith that a “Good Reason” condition has occurred; (ii) you notify the Company in writing of the first occurrence of the Good Reason condition within 60 days of the first occurrence of such condition; (iii) you cooperate in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “Cure Period”), to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) you terminate your employment within 30 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

Exhibit 99.1

Aeglea BioTherapeutics Announces Name Change to Spyre Therapeutics,

Appoints CEO and Additional Directors, and Expands Leadership Team to

Develop Next-Generation Therapeutic Combinations for the Treatment of IBD

Company will begin trading on Nasdaq under trading symbol “SYRE” effective November 28, 2023

Biotechnology leader Cameron Turtle, DPhil, appointed as Chief Executive Officer and Member of the Board of Directors alongside industry veterans Jeffrey Albers and Laurie Stelzer

Management team with deep IBD experience expanded to advance pipeline of product candidates designed to improve both efficacy and convenience of therapies for IBD patients, including half-life extended antibodies targeting α4b7 (SPY001) and TL1A (SPY002), which are both on track to enter clinical studies in 2024

$205 million of cash, cash equivalents, marketable securities, and restricted cash as of September 30, 2023, with expected runway into 2026

WALTHAM, Mass., November 27, 2023 (GLOBE NEWSWIRE)—Aeglea BioTherapeutics, Inc. (NASDAQ: AGLE) (the “Company” or “Spyre”), a development-stage biotechnology company, today announced its name change to Spyre Therapeutics, Inc. Effective as of market open on November 28, 2023, Spyre will trade on Nasdaq under the ticker symbol “SYRE”. The name change follows the acquisition of privately held Spyre Therapeutics, Inc. by the Company in June of 2023. Named to reflect the Company’s ambition to achieve new heights in efficacy and convenience of Inflammatory Bowel Disease (IBD) therapies, Spyre aims to create a next-generation of IBD products by combining best-in-class antibody engineering, rational therapeutic combinations, and precision patient selection approaches to enhance efficacy for patients.

Appointment of Cameron Turtle as CEO and Member of the Board of Directors

The Company also announced today the appointment of Cameron Turtle, DPhil as Chief Executive Officer (CEO) and member of the Board of Directors. Prior to his appointment as CEO, Dr. Turtle was the Chief Operating Officer of Spyre and previously served as the Chief Strategy Officer of BridgeBio Pharma, Inc. and Chief Business Officer of Eidos Therapeutics, Inc.

“The Spyre team is dedicated to materially improving upon today’s standard of care for the treatment of IBD,” said Dr. Turtle. “I am delighted to lead this team of knowledgeable and passionate industry experts as we seek to deliver infrequently administered, subcutaneous antibody combinations targeting the best validated therapeutic pathways for this disease. We look forward to initiating clinical studies of our lead programs against α4b7 and TL1A next year, followed shortly thereafter by our IL-23 program. These programs are expected to be the basis of combination therapy studies to follow.”

1

Expanded Leadership Team to Advance a Potential Best-in-Class IBD Pipeline

Spyre is also announcing several new additions to the management team to advance its pipeline of IBD antibody product candidates, including:

•

Joshua Friedman, MD, PhD, SVP of Clinical Development (Previously VP and Head of Translational Sciences at Spark Therapeutics, and earlier Gastroenterology Translational Sciences Lead at Johnson & Johnson)

•

Deanna Nguyen, MD, SVP of Clinical Development (Previously VP of Clinical Development at Prometheus Biosciences and earlier positions of increasing responsibility at Theravance Biopharma in clinical development)

•

MiRa Huyghe, SVP of Development Operations (Previously VP of Clinical Operations at Prometheus Biosciences and earlier positions of increasing responsibility at Ventyx Biosciences, Escalier Biosciences, and Conatus Pharmaceuticals in clinical operations)

•

Brian Connolly, Chief Technical Officer (Previously VP and Head of CMC at Prometheus Biosciences earlier positions of increasing responsibility at Catalyst Biosciences, Viewpoint Therapeutics, Achaogen and Genentech in CMC and product development)

•	Paul Fehlner, PhD, JD, SVP and Chief IP Counsel (Previously Chief Legal Officer and Corporate Secretary for Axcella Therapeutics, and earlier Global Head of Intellectual Property for Novartis)

The expanded leadership team will support advancing our lead candidates, SPY001 and SPY002, into the clinic in 2024, followed shortly thereafter by our SPY003 program.

SPY001 is a highly potent and selective anti-α4b7 monoclonal antibody product candidate engineered with half-life extension technology and formulated for high concentration, convenient subcutaneous dosing. SPY001 is currently progressing through IND-enabling studies and is expected to enter first-in-human (“FIH”) studies in the first half of 2024. Healthy volunteer pharmacokinetics and pharmacodynamic data are expected by the end of 2024 to validate a potential best-in-class every other month or quarterly (“Q8-Q12W”) subcutaneous dosing profile.

SPY002 is a highly potent and selective anti-TL1A monoclonal antibody product candidate engineered with half-life extension technology. TL1A has emerged as one of the most promising targets in IBD and broader immunology indications. SPY002 has a potential best-in-class profile with expected Q8W-Q12W subcutaneous dosing and picomolar affinity for both TL1A monomers and trimers. Spyre expects to begin FIH studies of SPY002 in the second half of 2024 and healthy volunteer data is expected in the first half of 2025.

2

SPY003 is a highly potent and selective monoclonal antibody product candidate targeting the p19 subunit of IL-23 engineered with half-life extension technology. The Company continues preclinical development efforts on a potential best-in-class IL-23 monoclonal antibody. Recent data from the Phase 3 SEQUENCE study of risankizumab versus ustekinumab in Crohn’s disease validates the Company’s targeting of the p19 subunit as it demonstrated superiority to targeting the p40 subunit of IL-23. An Investigational New Drug (“IND”) application is expected in 2025.

Appointment of Industry Veterans Jeffrey Albers and Laurie Stelzer to Board of Directors

The Company also announced the appointment of industry veterans Jeffrey Albers and Laurie Stelzer to its Board of Directors. These new appointments bring valuable expertise to advance the Company’s development of its potentially best-in-class IBD pipeline.

Mr. Albers has more than 25 years of experience working in the biopharmaceutical industry. He currently serves as the Chairman of the Board at Blueprint Medicines, where he served as CEO from 2014-2022 and grew the business into a leading precision medicine company with global commercial operations, two FDA-approved therapies, and a promising pipeline.

Ms. Stelzer will serve as chair of the Company’s audit committee and has over 25 years of experience supporting the finance functions of biopharma companies. She currently serves as CFO at ReNAgade Therapeutics and previously served as CFO of Mirati Therapeutics and as CFO of Arena Pharmaceuticals, where she helped lead the growth of the company towards its $6.7B acquisition by Pfizer.

In connection with Mr. Albers’ and Ms. Stelzer’s appointments to the Company’s Board, Hunter Smith and Ivana Magovčević-Liebisch have resigned effective November 22, 2023. Their contributions have been invaluable to the Company’s mission and they played a pivotal role in navigating the new direction of the Company with the acquisition of the privately held Spyre Therapeutics, Inc.

“I want to express our heartfelt gratitude to Hunter and Ivana for their dedicated service and unwavering commitment to our mission,” said Mr. Russell Cox, Chairman of the Board. “Simultaneously, we are thrilled to welcome Jeff and Laurie, whose expertise will strengthen our Board as we pursue this new journey as Spyre and focus our efforts with the goal of breaking the efficacy ceiling in IBD.”

3

As of September 30, 2023, Spyre had cash, cash equivalents, marketable securities, and restricted cash of approximately $205 million, which is expected to provide cash runway into 2026.

About Spyre Therapeutics

Spyre Therapeutics is a biotechnology company that aims to create the next-generation of inflammatory bowel disease (IBD) products by combining best-in-class antibody engineering, rational therapeutic combinations, and precision medicine approaches for patient selection. Spyre’s pipeline includes extended half-life antibodies targeting α4b7, TL1A, and IL-23. For more information, visit Spyre’s website at www.spyre.com.

Follow Spyre Therapeutics on social media: @spyretx and LinkedIn

Forward-Looking Statements

Certain statements in this press release, other than purely historical information, may constitute “forward-looking statements” within the meaning of the federal securities laws, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, concerning Spyre and other matters. These forward-looking statements include, but are not limited to, express or implied statements relating to Spyre’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, Spyre’s ability to achieve the expected benefits or opportunities and related timing with respect to its acquisition of the privately held Spyre Therapeutics, Inc., Spyre’s future results of operations and financial position, business strategy, the length of time that Spyre’s management believes its existing cash resources will fund its operations, Spyre’s potential growth opportunities, Spyre’s preclinical and future clinical development activities, the potential therapeutic benefits and economic value of Spyre’s product candidates, the timing and results of preclinical studies and clinical trials, Spyre’s business plans and the anticipated benefits of the management changes. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “opportunity,” “potential,” “milestones,” “pipeline,” “can,” “goal,” “aim,” “strategy,” “target,” “seek,” “anticipate,” “achieve,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “predict,” “project,” “should,” “will,” “would” and similar expressions (including the negatives of these terms or variations of them) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Spyre will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Spyre’s control) or other assumptions that may cause actual results

4

or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited those uncertainties and factors described under the heading “Risk Factors” and “Note about Forward-Looking Statements” in Spyre’s most recent Quarterly Report on Form 10-Q filed with the SEC, as well as discussions of potential risks, uncertainties, and other important factors included in other filings by Spyre from time to time. Should one or more of these risks or uncertainties materialize, or should any of Spyre’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth therein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Spyre does not undertake or accept any duty to make any updates or revisions to any forward-looking statements. This press release does not purport to summarize all of the conditions, risks and other attributes of an investment in Spyre.

For Investors :

Eric McIntyre

VP of Finance and Investor Relations

Spyre Therapeutics

Eric.mcintyre@spyre.com

For Media :

Peg Rusconi

Peg.rusconi@vergescientific.com

5